UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 - Exit Filing)*

SCWORX CORP Formerly Known as ALLIANCE MMA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

018626101
(CUSIP Number)

February 6, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

¨   Rule 13d-1(b)
x   Rule 13d-1(c)
¨   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS RedDiamond Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 7,895 (1)
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 7,895 (1)
		8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,895 (1)
10	.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12% (based on the total of 6,559,194 shares of Common Stock outstanding as of 2/22/2019).
12.		TYPE OF REPORTING PERSON (see instructions) OO—Limited Liability Company

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CUSIP No. 018626101	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer SCWorx Corp formerly known as Alliance MMA, Inc., a Delaware corporation.

(b)	Address of Issuer’s Principal Executive Offices 590 Madison Avenue, New York, NY, 10022

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being filed by RedDiamond Partners LLC, a Delaware limited liability company (“RedDiamond,” or, the “Reporting Person”), with respect to shares of common stock, $0.0001 par value, of the Issuer (the “Common Stock”) beneficially owned by the Reporting Person.

(b)	Address of the Principal Office or, if none, residence 156 West Saddle River Road, Saddle River, New Jersey, 07458

(c)	Citizenship The Reporting Person is a Delaware limited liability company.

(d)	Title of Class of Securities Common Stock, $0.001 value per share

(e)	CUSIP Number 018626101

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CUSIP No. 018626101	13G	Page 4 of 6 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	¨	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	¨	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	¨	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	¨	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	¨	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	¨	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	¨	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	¨	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

•	Amount beneficially owned: 7,895(1)
•	Percent of class: 0.12%
•	Number of shares as to which the Reporting Person has:
•	Sole power to vote or to direct the vote: 7,895
•	Shared power to vote or to direct the vote: 0
•	Sole power to dispose or direct the disposition of: 7,895
•	Shared power to dispose or direct the disposition: 0

(1)In the original 13G that was filed on 10/26/18, RedDiamond's ownership percentage should have been reported as 7.77% in order to include 270,000 currently exercisable common stock warrants.

As of 12/31/18 RedDiamond's ownership was 1.61% (based off the outstanding on the 13G filed on 10/26/18), and RedDiamond owning 270,000 warrants that were not yet exercised. The 1,038,215 common shares previously owned by RedDiamond were sold prior to 12/31/18.

On February 6th, 2019, RedDiamond did a cashless exercise of 120,000 warrants that converted into 3,732 common shares (post reverse split). As of today, RedDiamond owns 7,895 warrants that have not been exercised yet. Based off the outstanding on 2/20/2019 (6,559,194 shares outstanding) RedDiamond’s ownership is currently 0.12%.

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CUSIP No. 018626101	13G	Page 5 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that or of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.     ☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on Following Page]

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CUSIP No. 018626101	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: February 27, 2019

REDDIAMOND PARTNERS LLC

By:	John DeNobile
Signature

Managing Member
Name/Title

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